EXHIBIT 99.4

CONTACTS:	For MetLife:	For RGA:

	John Calagna (Media)	Jack B. Lay
	(212) 578-8824	(636) 736-7000

Conor Murphy (Investors)
(212) 578-7788
METLIFE TO DIVEST STAKE IN REINSURANCE GROUP OF AMERICA THROUGH
TAX-FREE SPLIT-OFF OF RGA STOCK TO METLIFE STOCKHOLDERS
RGA Common Stock to be Recapitalized into Two Classes
NEW YORK and ST. LOUIS, June 2, 2008 — MetLife, Inc. (“MetLife”) (NYSE: MET) and Reinsurance Group of America, Incorporated (“RGA”) (NYSE: RGA) today jointly announced their agreement on a transaction for MetLife to divest substantially all of its 52% interest in RGA through a tax-free split-off of RGA stock to MetLife stockholders. Under the terms of the transaction, RGA will recapitalize its common stock into two classes of common stock—Class A common stock with the right to elect up to 20% of RGA’s directors and Class B common stock with the right to elect at least 80% of RGA’s directors—and substantially all of MetLife’s interest in RGA will be exchanged for RGA class B common stock. Immediately after this recapitalization, MetLife will conduct a tax-free split-off, in which it will offer the RGA class B common stock to MetLife stockholders in exchange for shares of MetLife common stock.
MetLife believes that the transaction will provide numerous benefits to MetLife and its stockholders, as well as to RGA and its shareholders, including facilitating MetLife and RGA’s respective expansion and growth. MetLife and RGA also believe that the transaction will strengthen each company’s ability to focus on developing and growing its core businesses.
RGA believes that the transaction will be beneficial to its shareholders because, among other things, it will significantly increase the liquidity and public float of RGA’s common stock by nearly doubling the number of shares held by public shareholders and will provide RGA management with greater flexibility in dealing with the opportunities and challenges specific to its businesses.
MetLife and RGA currently expect that the recapitalization and split-off transaction will be completed in the third quarter of 2008, but the completion of the transaction is subject to certain conditions, including approval by the holders of a majority of the shares of RGA’s common stock (other than those held by MetLife and its subsidiaries) present at a special meeting to be held for such purpose; the tender by MetLife stockholders of a sufficient number of shares of MetLife common stock in the split-off (which minimum tender amount will be determined by

MetLife prior to commencement of the split-off); the receipt of certain regulatory approvals; no withdrawal or adverse change to the IRS ruling that the parties obtained with respect to the transaction; and other customary conditions. Accordingly, there can be no assurance as to when the recapitalization, the split-off or any of the other transactions described above will occur or if they will occur at all.
In connection with the recapitalization, RGA will seek shareholder approval of a series of corporate governance-related changes to its articles of incorporation and ratification of a Section 382 shareholder rights plan. The corporate governance-related changes include limitations on the voting power with respect to directors of a holder of greater than 15% of the outstanding shares of RGA class B common stock if such holder does not hold an equivalent percentage of outstanding shares of RGA class A common stock, restrictions on acquiring RGA common stock if such acquisition would make the holder become a “5% shareholder” (as defined in the Internal Revenue Code) to protect certain tax assets of RGA, and, as described below, provisions relating to the potential conversion of RGA class A common stock and RGA class B common stock into a single class of common stock after the split-off. RGA is concurrently announcing the Section 382 shareholder rights plan in a separate press release.
RGA’s board of directors formed a special committee consisting solely of independent directors to evaluate the recapitalization and related transactions. Upon recommendation of this special committee, RGA’s board of directors has approved the agreement with MetLife and the related transactions, and has resolved to recommend that the RGA shareholders approve such transactions. RGA expects that, following the completion of the transactions, its board of directors will consider submitting to a shareholder vote a proposal to convert the dual-class structure adopted in the recapitalization into a single-class structure. There can be no assurance, however, that RGA’s board of directors will consider proposing a conversion or resolve to submit such a proposal to RGA’s shareholders and, if submitted, that the RGA shareholders would approve such a conversion.
Goldman, Sachs & Co. and Merrill Lynch & Co. acted as financial advisors to MetLife, and Wachtell, Lipton, Rosen & Katz provided legal counsel to MetLife. Morgan Stanley & Co. Incorporated acted as financial advisor to the special committee of RGA’s board of directors, and Bryan Cave LLP and Skadden, Arps, Slate, Meagher & Flom LLP provided legal counsel to the special committee of RGA’s board of directors.
Additional Information and Where to Find It
In connection with MetLife’s proposed divestiture of its stake in RGA, RGA will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4, and MetLife will file with the SEC a statement on Schedule TO. Investors and holders of RGA and MetLife securities are strongly encouraged to read the registration statement(s) and any other relevant documents filed with the SEC, including the preliminary proxy statement/prospectus relating to the recapitalization that will be part of the registration statement, the preliminary prospectus relating to the split-off that will be part of the registration statement, the final proxy statement/prospectus relating to the recapitalization and the final prospectus relating to the split-off and related split-off materials, as well as any amendments and supplements to those documents, because they will contain important information about RGA, MetLife, and the proposed transactions. The final proxy statement/prospectus relating to the recapitalization and related transactions will be mailed to shareholders of RGA and the final prospectus relating to the split-off will be mailed to stockholders of MetLife. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus relating to the recapitalization and the prospectus relating to the split-off (when available) as well as other filed documents containing information about MetLife and RGA, without charge, at the SEC’s web site (www.sec.gov). Free copies of RGA’s filings also may be obtained by directing a request to RGA, Investor Relations, by phone to (636) 736-7243, in writing to Mr. John Hayden, Vice President-Investor Relations, Reinsurance Group of America, Incorporated, 1370 Timberlake Manor Parkway, Chesterfield, Missouri, 63017, or by email to investrelations@rgare.com. Free copies of MetLife’s filings may be obtained by directing a request to MetLife, Investor Relations, by phone to (212) 578-2211, in writing to MetLife, Inc., 1 MetLife Plaza, Long Island City, NY 11101, or by email to metir@metlife.com. Neither RGA, MetLife nor any of their respective directors or executive officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Such an offer may be made solely by a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Accordingly, neither the proxy solicitation for the recapitalization nor the offer for the outstanding shares of MetLife common stock pursuant to the split-off described in this communication has commenced. At the time that the contemplated split-off is commenced, MetLife will file a statement on Schedule TO with the SEC. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.
Participants in the Solicitation
RGA, MetLife and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from RGA’s shareholders with respect to the proposed transaction. Information regarding the directors and executive officers of RGA is included in its definitive proxy statement for its 2008 Annual Meeting of Shareholders filed with the SEC on April 9, 2008. Information regarding the directors and officers of MetLife is included in the definitive proxy statement for MetLife’s 2008 Annual Meeting of Shareholders filed with the SEC on March 18, 2008. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement, the proxy statement/prospectus, the prospectus relating to the split-off and other materials to be filed with the SEC in connection with the proposed transactions.
About RGA
RGA is, through its various operating subsidiaries, among the largest global providers of life reinsurance. RGA has subsidiary companies or offices in Australia, Barbados, Bermuda, Canada, China, France, Germany, Hong Kong, India, Ireland, Italy, Japan, Mexico, Poland, South Africa, South Korea, Spain, Taiwan, the United Kingdom and the United States. Worldwide, RGA has

approximately $2.2 trillion of life reinsurance in force, and assets of $21.8 billion. MetLife, Inc. is the beneficial owner of approximately 52% of RGA’s outstanding shares.
About MetLife
Celebrating 140 years, MetLife, Inc. is a leading provider of insurance and financial services with operations throughout the United States and the Latin America, Europe and Asia Pacific regions. Through its domestic and international subsidiaries and affiliates, MetLife, Inc. reaches more than 70 million customers around the world and MetLife is the largest life insurer in the United States (based on life insurance in-force). The MetLife companies offer life insurance, annuities, auto and home insurance, retail banking and other financial services to individuals, as well as group insurance, reinsurance and retirement & savings products and services to corporations and other institutions. For more information, please visit www.metlife.com.
# # #

4